JBT Announces Significant Progress on its Elevate 2.0 Strategy: Intention to Merge with Marel hf (Marel) Demonstrating Strong Operational Performance January 19, 2024 Filed by John Bean Technologies Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: John Bean Technologies Corporation (Commission File No.: 001-34036) Marel hf.

Forward-Looking and Non-GAAP Statements These slides and the accompanying presentation (collectively, the “presentation”) contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond John Bean Teconologies Corporation’s (“JBT”) ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf. (“Marel”) and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors: the completion of confirmatory due diligence by JBT prior to launching the offer; the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the ability to successfully integrate the businesses of JBT and Marel; the possibility that stockholders of JBT may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or acceleration in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; risks associated with acquisitions or strategic investments; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; impact of climate change and environmental protection initiatives; our ability to comply with the laws and regulations governing our U.S. government contracts; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage business strategy; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the most recent Annual Report on Form 10-K filed by JBT with the Securities and Exchange Commission and in any subsequently filed Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise. We provide non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, we believe we provide a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

Important Additional Information Important Note Regarding Preliminary, Unaudited 2023 Financial Results and Non-GAAP Language JBT has not completed preparation of its financial statements for the full year of 2023. The ranges presented in this presentation for the year ended December 31, 2023, are preliminary and unaudited and are thus inherently uncertain and subject to change as our customary year-end close and audit procedures are completed. JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting. These calculations may differ from similarly titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP. Important Notices This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this presentation is not an offer of securities for sale in the United States. Note to U.S. Shareholders It is important that U.S. shareholders understand that the offer to Marel shareholders and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the offer to Marel shareholders will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act. Important Additional Information No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption from registration. In connection with the offer, JBT is expected to file a proxy statement with the SEC and JBT may, upon launch of the formal offer, file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT (AND, IF APPLICABLE PROSPECTUS) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Participants in the Solicitation JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

At March 2022 Investor Day, JBT Introduced the Elevate 2.0 Strategy and Exploration of Pure-play Food and Beverage Strategy… ACQUISITIONS DIGITAL TRANSFORMATION IMPROVE  MARGINS ORGANIC GROWTH 1 2 3 4 1 Organic Growth New product development End market penetration Cross-selling opportunities Continued penetration into attractive geographies  DigitaI Transformation Roll out digital offering Enable growth in aftermarket, new equipment, and new recurring revenue streams Margin Enhancement Direct material savings Strategic sourcing Relentless continuous improvement Acquisitions Deploy capital to both accretive “bolt-on” and larger M&A  Disciplined strategic M&A program to generate double-digit ROIC 2 3 4

…And We Are Executing This Strategy to Drive Value Creation October 2023 Q3 2023 results delivered 120 bps improvement in adjusted EBITDA margin vs. prior year from pricing actions, restructuring plan, and supply chain efforts August 2023 Completed sale of AeroTech for $800M, creating a pure-play food and beverage technology solutions company March 2022 Announced at Investor Day the Elevate 2.0 strategy and exploration of pure-play food and beverage solutions strategy Today ANNOUNCING INTENTION TO MERGE WITH MAREL OPERATING FROM POINT OF STRENGTH; ANNOUNCING PRELIMINARY FY 2023 FINANCIAL RESULTS AND 2024 GUIDANCE  Creating a leading global food and beverage technology solutions company April 2023 OmniBlu rolled out on 5 product lines with continued customer acceptance of the differentiated digital product

Solid Preliminary Orders and Sustained Backlog Demonstrate JBT's Resiliency

Preliminary Orders and Backlog Trend


($ Millions)
Orders
Backlog
$635
$691
$670
$662
$664
$678
$697
$689
$670 – $680
$455
$412
$396
$349
$432
$406
$445
$398
$410 – $420
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23E

Preliminary FY 2023 Revenue Breakdown


Recurring
Non-Recurring
~50%
~50%

Key Takeaways

- Q4 2023 preliminary orders expected to be $410 – $420M with healthy diversified demand
- FY 2023 preliminary recurring revenue expected to be ~50% vs. 47% in FY 2022

Note: Figures may have immaterial differences due to rounding.
JBT has not completed preparation of its financial statements for the full year of 2023. The ranges presented in this presentation for the year ended December 31, 2023, are preliminary and unaudited and are thus inherently uncertain and subject to change as customary year-end close and audit procedures are completed.

JBT 6

Strong Preliminary 2023 Results from Continuing Operations Demonstrate Operational Momentum; Initiating 2024 Guidance

$ millions except EPS	Preliminary FY 2023 Results	FY 2023 Prior Guidance	Preliminary FY 2024 Guidance
Revenue	$1,660 – $1,670	$1,660 – $1,680	$1,750 – $1,780
Income from Continuing Operations	$128 – $131	$113 – $117	$154 – $167
Adjusted EBITDA	$272 – $275	$265 – $271	$295 – $310
Adjusted EBITDA Margin	16.4 – 16.6%	16.0 – 16.25%	17.0 – 17.5%
GAAP EPS	$4.00 – $4.10	$3.50 – $3.65	$4.80 – $5.20
Adjusted EPS	$4.05 – $4.15	$3.95 – $4.10	$5.05 – $5.45
Free Cash Flow Conversion	>100%	>100%	>100%

Preliminary 2023 Results

- Expect adjusted EBITDA will exceed prior guidance driven by strong operational execution on sourcing initiatives and a favorable mix of recurring revenue
- Income from continuing operations and GAAP EPS include a discrete benefit to the tax provision of $10 – 11M from a reorganization and sale of a legal entity in Q4 2023; does not impact adjusted EPS

Preliminary 2024 Guidance

- Anticipate delivering 5 – 7% year-over-year growth in revenue, which is inclusive of ~1% FX benefit
- Growth in adjusted EBITDA margin supported by ongoing supply chain initiatives, continuous improvement efforts, restructuring impact, and volume leverage on fixed costs
- Guidance does not include any impacts from the proposed merger with Marel

Note: Figures may have immaterial differences due to rounding.
JBT has not completed preparation of its financial statements for the full year of 2023. The ranges presented in this presentation for the year ended December 31, 2023, are preliminary and unaudited and are thus inherently uncertain and subject to change as customary year-end close and audit procedures are completed.

JBT 7

Highly Synergistic Merger Would Create a Diversified and Leading Global Food and Beverage Technology Solutions Company Compelling platform to accelerate growth by offering fuller line solutions, holistic application knowledge, and leveraging of R&D capabilities Greater scale and processing know-how to address key customer challenges in markets with compelling demand trends Leveraging customer focused resources across global sales and service technician to improve customer care reach and service levels  Complementary leading digital tools provide insights to improve operations, efficiency, and to reduce critical downtime events  Greater collective impact on customer sustainability needs rooted in innovation  Expected value-creating opportunities Enhanced operational scale to create efficiencies and generate meaningful cost synergies together with revenue synergies  1 2 3 4 5 6

Transaction Expected to Generate Significant Value for Shareholders Transaction Consideration JBT intends to launch a voluntary takeover offer in the first quarter of 2024 to acquire all issued and outstanding shares of Marel Offer price of €3.60 per share, implying total equity value of approximately €2.7B; inclusive of Marel’s net debt (approximately €0.8B as of September 30, 2023), represents an enterprise value of approximately €3.5B Shareholders expected to have the ability to elect to receive cash, stock, or a combination of stock and cash Election to be subject to proration, resulting in total consideration mix of ~65% JBT common stock and ~35% cash Transaction to result in Marel shareholders holding ~38% interest in the merged entity Strategic Benefits Estimated run rate annual cost synergies of more than $125M within 3 years post transaction close Expect cash EPS accretion within first full year post close and anticipate achieving double-digit ROIC within 4 – 5 year post close Assuming a transaction close by year-end 2024, pro forma net leverage is expected to be less than 3.5x at year-end 2024, which is prior to synergies, and well below 3.0x by the end of 2025 Timing and Governance Expected to close by year-end 2024 Subject to the approval of at least 90% of shareholders in the tender offer, regulatory approvals, and other closing conditions Combined company would plan to have secondary listing on Nasdaq Iceland, subject to Icelandic regulatory approvals, in addition to JBT’s listing on the NYSE Maintain corporate headquarters in Chicago, IL with European headquarters and global technology center of excellence in Gardabaer, Iceland

Combination of Two Complementary Food and Beverage Processing Companies Should Provide Enhanced Scale and Profitable Growth Expected Combined Company  Attributes Comprehensive protein and pet food market coverage with deep application knowledge and broad technology offering for end-to-end solutions   Meaningful exposure to diversified market categories beyond protein to address trends in beverages, fruit and vegetables, ready meals, nutraceuticals  Scalable R&D resources to support innovation that address  increasing needs for labor automation and sustainability Resilient and growing recurring revenue mix supported by enhanced sales and service resources with customer focused mindset Differentiated and comprehensive digital offering to drive customer efficiency and uptime Expansive combined global footprint provides exceptional customer access to industry-leading technology and service Tremendous combined talent representing the best in the industry with depth of knowledge on technology, markets, and applications Revenue $1,661 $1,933 Adj. EBITDA (1) $261 $256 Revenue by Geography Revenue by Mix Americas EMEA APAC Recurring Non-recurring Note: Table statistics are based on trailing twelve months data (TTM) as of 9/30/2023. Marel U.S. dollar figures are based on an USD / EUR exchange rate of 1.09. Figures may have immaterial differences due to rounding. (1) Marel TTM adjusted EBITDA represents as reported figure, which is on an IFRS basis. $ millions TTM as of 09/30/23

Merger Expected to Meet JBT’s M&A Criteria and Accelerate Long-term Growth, Driven by Higher-value Solutions for Customers Primary, further processing, end of line packaging, and complementary software, services, and consumables KEY M&A FOCUS AREAS OF: TARGETS WITH: Strong intellectual property in key technologies that can be globalized and added to the broader JBT portfolio ROIC Target: Double-digit by year three for bolt-ons, year four/five for larger deals JBT M&A Framework for Strategic and Financial Criterium / Returns JBT Organic Growth Strategy       Marel Offers Penetrate Adjacent End Markets Primary and downstream processing capabilities in protein end markets Broader processing solutions in dry pet food New Product Development Enhanced application and engineering knowledge  Greater scale to address customer pain points and trends Cross-Selling Throughout Portfolio Complementary technologies create full line solutions Greater coverage of global sales and service support  Developing Geographies Middle East and Africa Asia and Oceania Leveraging Digital Offering Unique digital capabilities with Innova software Increased scale to streamline development

Merger Should Deliver Meaningful Financial Benefits, Including Annual Run Rate Cost Synergies of >$125M Estimated Cost Synergies Additional Revenue Opportunities Operating efficiencies anticipated in procurement, manufacturing, and G&A Expect to generate annual run rate cost synergies of more than $125M within 3 years post transaction close Anticipate synergies could add ~300 bps of adjusted EBITDA margin expansion Cross-selling capabilities through diversified and scaled product offering Go-to-market effectiveness Improved geographic reach Innovation centers of excellence Enhanced digital offering, automation capabilities, and sustainable products Strong Financial Profile Expect accretion to cash EPS within first full year following transaction close  Double-digit ROIC anticipated within 4 – 5 years post close  Assuming a transaction close by year-end 2024, pro forma net leverage ratio expected to be less than 3.5x at year-end 2024, prior to any synergy benefits  Net leverage ratio expected to be well below 3.0x by the end of 2025